Terrapin 3 Acquisition Corporation

590 Madison Avenue, 35th Floor

New York, New York 10022

June 27, 2014

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Terrapin 3 Acquisition Corporation

Registration Statement on Form S-1

Filed June 23, 2014

File No. 333-196980

Dear Mr. Reynolds:

Terrapin 3 Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 26, 2014 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on June 23, 2014. For your convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

General

1.	Please reinsert the table of contents. See Item 502(a) of Regulation S-K.

We respectfully advise the Staff that, in accordance with Item 502(a) of Regulation S-K, the table of contents appears on the outside back cover page of the prospectus.

2.	We note your response to prior comment 3 in our letter dated June 17,2014. However, due to Macquarie's sole discretion, the "contingent forward purchase agreement" appears to be an option to buy, not a binding contract. As the term may confuse investors, please revise to avoid characterizing the arrangement as a forward purchase agreement or revise to prominently state that it is non-binding.

The Company respectfully submits to the Staff that the contingent forward purchase contract is a binding agreement as it includes a bargained promise between the parties that obligates them to the sale of a fixed number of the Company’s units at a fixed price and on other specific terms upon the closing of an initial business combination by the Company. In addition, the agreement does not provide MIHI LLC (an affiliate of Macquarie) a unilateral right to withhold its vote on an initial business combination without consequence. The parties to the agreement are required to enter into several ancillary agreements, including an agreement among sponsors, which contains a fee of $800,000 that MIHI LLC would be obligated to pay our Terrapin sponsor should the Company’s board of directors (other than the Macquarie sponsor designee) unanimously vote in favor of a proposed business combination and MIHI LLC fails to provide its written consent to such initial business combination. Based on the foregoing, we believe that it is not appropriate to characterize this agreement as non-binding.

We have included additional disclosure on pages 77 and 121 of the Registration Statement clarifying that:

•	if MIHI LLC fails to provides its consent to a business combination and the Company’s board of directors (other than the Macquarie sponsor designee) unanimously votes in favor of a proposed business combination, MIHI LLC would be obligated to pay a fee of $800,000 to our Terrapin sponsor; and

•	in such event, the private placement warrants purchased by our Macquarie sponsor and our Terrapin sponsor (each in the amount of $2.725 million, or $3.0 million if the over-allotment option is exercised in full) will expire worthless.

Prospectus Cover Page

3.	We note your response to prior comment 4. However, your disclosure is still dense and difficult to read. Please revise and confirm that the type-size on the cover page is the same as used throughout the prospectus. See Rule 420 of Regulation C.

We have complied with the Staff's request and revised the cover page. In addition, we hereby confirm that the type-size of the cover page is the same as used throughout the prospectus.

General, page 2

Track Record of Our Management Team, page 2

4.	We note your response to prior comment 6. In an appropriate location in the filing, please revise to disclose the benefits received by Mr. Leight in connection with the other previous blank check companies with which he was associated.

We have complied with the Staff’s request and have disclosed on page 81 the benefits received by Mr. Leight in connection with previous blank check companies with which he was associated.

The Offering, page 8

Conditions to completing our initial business combination, page 16

5.	We note your response to prior comment 7. Please describe the agreement among sponsors in an appropriate location in the filing and file it as an exhibit.

We have complied with the Staff’s request and provided a summary of the agreement among sponsors in the section entitled “Certain Relationships and Related Party Transactions” on page121 of the Registration Statement and included it as Exhibit 10.14 of the Registration Statement.

Risk Factors, page 29

The grant of registration rights .. ., page 41

6.	We note your response to prior comment 9. Please also revise to clarify that Macquarie will have registration rights for the securities underlying the "contingent forward purchase contract."

We have complied with the Staff’s request and clarified on page 41 that MIHI LLC will have registration rights for the securities underlying the contingent forward purchase contract.

Use of Proceeds, page 60

7.	We note your response to prior comment 10. Please revise to disclose the information in your response in this section and on page 119.

We have complied with the Staff’s request and disclosed such information on pages 61 and 122.

Certain Relationships and Related Party Transactions, page 118

8.	We note your response to prior comment 14. Please revise to summarize the audit committee's policies and procedures for review and approval of related person transactions.

We have complied with the Staff’s request and summarized the audit committee’s policies and procedures for review and approval of related person transactions on page 123.

9.	We note your response to prior comment 15. Please describe in greater detail the terms of the letter agreement regarding the investment banking right of first refusal.

We have complied with the Staff’s request and described in detail the terms of the letter agreement regarding the investment banking right of first refusal on page 121.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

/s/ Sanjay Arora

Sanjay Arora

Chief Executive Officer